UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 14 October 2014

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Harmony guides a 6% increase in production

Johannesburg: Tuesday, 14 October 2014: Harmony Gold Mining Company Limited (Harmony) is pleased to announce that it has increased its production by approximately 6% in the first quarter of financial year 2015 - in line with its annual production guidance.

Chief executive officer, Graham Briggs, commented: "Harmony is strengthening its margins through increasing its gold production. We continued to increase our underground grade, with a 4% rise quarter on quarter."

Harmony's results for the first quarter FY15 ended 30 September 2014 will be released by webcast and conference call only on Wednesday, 5 November 2014.

Ends.

Issued by Harmony Gold Mining Company Limited

14 October 2014

For more details contact:

Henrika Ninham

Investor Relations Manager

+27 (0) 82 759 1775 (mobile)

Marian van der Walt
Executive: Corporate and Investor Relations

+27 (0) 82 888 1242 (mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228

Registration number:
1950/038232/06

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 14, 2014

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director